

Mail Stop 6010

September 19, 2007

VIA U.S. MAIL AND FACSIMILE (518.533.2201)

Ms. Cynthia A. Scheuer
Chief Financial Officer
Mechanical Technology Incorporated
431 New Karner Road
Albany, New York 12205

> **Re:** **Mechanical Technology Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-06890**

Dear Ms. Scheuer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Cynthia A. Scheuer
Mechanical Technology Incorporated
September 19, 2007
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements, page F-1

Note 10. Shareholders' Equity, page F-21

Plug Power Shares, page F-22

1.   With a view towards disclosure, please tell us how you accounted for and calculated the
        amount of the loss on derivative of $7,173,000 and the gain on the sale of the Plug Power
        common shares of $9,635,000. Please reconcile with the amounts shown on the
        statement of operations for fiscal 2005 for loss on derivative and gain on sale of securities
        available for sale.

Note 15. Derivatives, page F-32

2.   Please tell us and revise future filings to disclose the method and significant assumptions
        used to value the derivatives at inception and at each balance sheet date. Please provide
        us with a reconciliation of your response to the amount reflected as a derivative liability
        of $0 and $3,664,000 as of December 31, 2005 and 2006.

Note 13. Stock Based Compensation, page F-25

3.   With respect to footnote C, please tell us and disclose in future filings the interest rate
        used. Per paragraph A25 of SFAS 123R, the risk-free interest rate is the implied yield
        currently available on U.S. Treasury zero-coupon issues with a remaining term equal to
        the expected term used as the assumption in the model.

4.   You disclose that "APB Opinion No. 25 requires no recognition of compensation expense
        for most of the stock-based compensation arrangements provided by the Company,
        namely, broad-based employee option grants where the exercise price is equal to or not
        less than 85% of the market value at the date of grant." We note similar disclosure for
        the MTI Micro Option Plan on page F-30. Please tell us how this policy is consistent
        with paragraph 10 of APB 25. Cite the accounting literature you relied upon.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3554 if you have any questions regarding comments on the financial statements and related matters. You may also contact Martin James; Senior Assistant Chief Accountant, at (202) 551-3604 with any other questions.

Sincerely,

Angela Crane
Branch Chief

Ms. Cynthia A. Scheuer
Mechanical Technology Incorporated
September 19, 2007
Page 4